Terms of New and Amended Securities

Classes A-2, B-2, C-2, D-2, E-2, F-2 and I-2, known as Service
Shares, and representing shares of beneficial interest in the Commerce Short-Term Government, Commerce Bond, Commerce Balanced,Commerce Growth, Commerce MidCap, Commerce International Equity and Commerce Growth and Income Funds, respectively, the
Class I-1, known as Institutional Shares, and representing shares of beneficial interest in the Commerce Growth and Income Fund.
Shares of each of the foregoing classes are issued without par value and will be, when issued, fully paid and non-assessable.
Each share of a series represents an equal beneficial interest in the net assets of such series. Each holder of shares of a series shall be entitled to receive distributions of income and capital gains, if any, which are made with respect to such series and which are attributable to such shares. Except when required by the Investment Company Act of 1940 or when the Board of Trustees has determined a matter affects the interests of more than one series, all shares shall be voted separately by individual series. The Board of Trustees may also determine that a matter affects only the interests of one or more classes of a series in which case any such matter shall be voted on by such class or classes.